Exhibit 99.2

Approved 2-21-2017

CORPORATE GOVERNANCE REFORMS
These corporate governance enhancements and confirmations were ratified by the Board of Directors of Invacare Corporation (the “Board) on August 14, 2012 and are amended and restated effective as of July 1, 2017 (the “Governance Reforms”). These Governance Reforms shall remain in effect from the effective date until the Reforms Expiration Date (as defined below).
BOARD AND RAC COMMITTEE ENHANCEMENTS

1.The Regulatory and Compliance Committee (the “RAC Committee”) of Invacare Corporation (“Invacare” or the “Company”) will continue to have broad oversight responsibility and authority for Invacare’s commitment to full compliance with all Food and Drug Administration (“FDA”) and other federal or state regulatory compliance requirements related to medical devices (“Medical Device Regulatory Compliance”) and will report to Invacare’s full Board on a semiannual basis or as appropriate (but in any event not less than bi-annually), regarding any Medical Device Regulatory Compliance issues affecting the Company and will be empowered to make specific recommendations to the Board to maintain and improve Invacare’s Medical Device Regulatory Compliance standards, policies, practices and procedures, as well as, in particular, compliance with the FDA’s Quality System Regulations (“QSR”), 21 C.F.R. 820. While the RAC Committee has the responsibilities and powers set forth in its Charter, it is not the duty of the Committee to plan or conduct quality systems audits or determine that the Company’s processes and procedures are complete or are in accordance with applicable rules and regulations. These are the responsibilities of management, and the RAC Committee’s responsibility is one of the oversight.
2.The Board may in its sole discretion determine whether or not to continue in whole or in part the Governance Reforms outlined herein at any time, provided that these Governance Reforms will not expire earlier than six (6) months following the date of the Company’s receipt of the “Green Light” letter from FDA under Paragraph 5.J. of the Consent Decree (as defined below) permitting the resumption of operations at the Corporate and Taylor Street facilities. The date on which these Governance Reforms shall expire, as determined by the Board in its sole discretion, is defined as the “Reforms Expiration Date.”
3.To the extent that any of the provisions of the Consent Decree of Injunction between

Invacare and the FDA, effective December 21, 2012 (the “Consent Decree”), conflict with the Governance Reforms adopted herein, the applicable provisions of the Consent Decree shall control.
4.The Senior Vice President of Quality Assurance and Regulatory Affairs (“SVP QA/RA”) means one or more individuals, appointed in accordance with 21 C.F.R. 820.20(b)(3), with such knowledge, training, education, and credentials in the medical device manufacturing industry as Invacare reasonably and in good faith determines is suitable and appropriate.
5.On at least a semi-annual basis for the period of these Governance Reforms, the RAC Committee will receive reports prepared by Invacare’s SVP QA/RA regarding the status of Invacare’s Medical Device Regulatory Compliance status and activities, any enforcement action or formal investigation brought by or on behalf of the FDA or any federal government department or agency concerning Invacare’s Medical Device Regulatory Compliance status or activities, and any material efforts by Invacare to improve said compliance or any material issues or events which are actually known by Invacare’s SVP QA/RA and which (i) affect such compliance in any significantly negative fashion or (ii) may reasonably be expected to either threaten or undermine said compliance in any material respect, or result in a regulatory violation.
6.The RAC Committee will have the discretion as and to the extent it deems appropriate and without seeking approval from the Board, to supplement Invacare’s Medical Device Regulatory Compliance internal control and review policies, standards, practices and procedures, to hire experts, attorneys, or other consultants to act on its behalf to review, monitor, and/or recommend modifications and/or enhancements to Invacare’s Medical Device Regulatory Compliance standards, policies, practices and procedures, including, without limitation, its safety and compliance standards, policies, practices and procedures used in connection with (1) the design or manufacture of its products, (2) the provision of guidelines or instructions on the use of its products, (3) the documentation of compliance/issues/adverse events/defects with respect to its products, and (4) its dealings with third-party vendors of its products and/or end users of its products; and whether those policies, practices and procedures meet current good manufacturing practices (cGMP) (including CAPA, as applicable) in accordance with 21 C.F.R. 820.
7.The RAC Committee will have oversight authority over all of management’s responses to any FDA or other federal or state regulatory inspections, formal inquiries or investigations related to Medical Device Regulatory Compliance, including without limitation FDA Form 483s and FDA warning letters. In furtherance thereof, the RAC Committee shall be promptly notified of the progress and status of the Consent Decree; the initiation of formal regulatory investigations or enforcement actions related to Medical Device Regulatory Compliance; or of the receipt of Form 483s or FDA warning letters. The RAC Committee shall receive prompt notification if the company fails to timely submit its responses to any of these items.
8.The enhanced and additional responsibilities and authority of the RAC Committee described in these Governance Reforms may be delegated by the Board to another committee of the Board (in lieu of the RAC Committee) so long as that other committee is comprised of at least three (3) directors and is comprised entirely of independent directors as determined by reference to applicable NYSE rules.
9.In addition to any other responsibilities that Invacare’s full Board may have with respect to Medical Device Regulatory Compliance, the Board of Invacare also shall have the following responsibilities:

a.	Reviewing at least annually reports from the RAC Committee assessing the effectiveness of Invacare’s Medical Device Regulatory Compliance standards, policies, practices and procedures;

b.
Providing input on work of Invacare’s RAC Committee with respect to Medical Device Regulatory Compliance, by way of receipt and discussion of annual reports from the RAC Committee regarding these matters.

COMPLIANCE AND QUALITY CONTROL TEAM ENHANCEMENTS - MANAGEMENT LEVEL

10.The SVP QA/RA of Invacare shall report to the RAC Committee or the full Board on Medical Device Regulatory Compliance matters at least semi-annually or annually. This reporting will address at least the following subject matters:
On at least a semi-annual or annual basis:

a.
any material incidents or issues that arise relating to Medical Device Regulatory Compliance, as well as management’s plans to remediate any such incidents or issues that arise and to prevent their recurrence;

b.	any implementation, monitoring, adjustment and/or modification of any significant existing compliance programs;

c.
any material modification of the Company’s policies, practices and processes for receiving and investigating complaints, incident reports or adverse event reports related to Medical Device Regulatory Compliance-related issues; and

d.	the progress and status of the Consent Decree.

On at least an annual basis, on the following subjects:

i.	the allocation of Company resources (both capital and personnel) to Medical Device Regulatory Compliance-related efforts and initiatives; and

ii.
a strategic review of significant developments, emerging trends and regulatory changes affecting the Company’s Medical Device Regulatory Compliance and, as appropriate, plans of action to anticipate and respond to such trends, developments and changes.

11.The RAC Committee shall have a direct access to, and complete and open communication with, the the Company’s senior management including the SVP QA/RA.
12.The SVP QA/RA will ensure that the Company establishes and maintains policies and procedures relating to Invacare’s Medical Device Regulatory Compliance practices in connection with (1) the design or manufacture of its products, (2) the provision of guidelines or instructions on the use of its products, (3) the documentation of adverse events or defects with respect to its products, and (4) its dealings with third-party vendors of its products and also will ensure that those policies and procedures meet current Good Manufacturing Practices (cGMP) and/or FDA’s Quality System Regulation.
13.The SVP QA/RA shall, pursuant to 21 C.F.R. 820.25, make available on a periodic basis general training to ensure that personnel who are involved in the design or manufacture of Invacare products, CAPA, complaints or documentation of adverse events or defects with respect to Invacare products are trained to adequately perform their assigned responsibilities. Invacare shall administer continuing training in cGMP for relevant current employees, to be identified by the SVP QA/RA, who are involved in the design or manufacture of Invacare products, CAPA, complaints or documentation of adverse events or defects with respect to Invacare products (and any other employees as deemed necessary or appropriate) on at least an annual basis.
WHISTLEBLOWER POLICY ENHANCEMENTS

14.Invacare has a Whistleblower Policy in place, and has supplemented that Whistleblower Policy so that it also addresses Medical Device Regulatory Compliance issues. Invacare will promptly notify its employees of these changes through its traditional employee notification protocols, will reissue such notice through these protocols at least biennially, and will republish notice of same in hard copy in conspicuous areas at all of the Company’s FDA-regulated facilities, in its training materials, as well as on the Company’s intranet and website, so that all employees have reasonable notice thereof, including information regarding the reporting “hotline” website and phone number of the independent whistleblower service established under the Whistleblower Policy. The supplemented Whistleblower Policy is posted on Invacare’s intranet which is accessible by all employees with computer access. In addition, the Whistleblower Policy is posted in common areas in our plants for all employees to view. The Whistleblower Policy is included as part of the on boarding process for all new associates Invacare hires. The Whistleblower Policy is provided to Invacare’s European headquarters where it is then disseminated to all major European locations and translated into the local language of the site.
15.While the RAC Committee has the responsibilities and powers set forth in these Governance Reforms, these activities are set forth as a guide with the understanding that the RAC Committee may diverge from this guide as it deems necessary or appropriate under the circumstances to the extent permitted by applicable laws, rules or regulations.